File No. 70-10083


              As filed with the Securities and Exchange Commission
                                 on May 16, 2003

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
        ----------------------------------------------------------------

                                  Hydro-Quebec
                           75 Rene-Levesque Blvd. West
                        Montreal (Quebec), H2Z 1A4 Canada

TransEnergie U.S. Ltd.            Cross-Sound Cable Company (New York), LLC
110 Turnpike Road, Suite 300      110 Turnpike Road
Westborough, MA 01581             Westborough, MA 01581
         ---------------------------------------------------------------
                  (Name of companies filing this statement and
                    Addresses of principal executive offices)

                                  Hydro-Quebec
                          (Name of top holding company
                     parent of each applicant or declarant)

                                 Paul Robillard
                               Corporate Treasurer
                                  Hydro-Quebec
                           75 Rene-Levesque Blvd. West
                        Montreal (Quebec), H2Z 1A4 Canada

                               Jeffrey A. Donahue
                      President and Chief Executive Officer
                             TransEnergie U.S. Ltd.
                          110 Turnpike Road, Suite 300
                              Westborough, MA 01581
                        ---------------------------------
                     (Name and address of agent for service)


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                        The Commission is also requested
                              to send copies of any
                          communications in connection
                              with this matter to:

                          Pierre F. de Ravel d'Esclapon
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                               New York, NY 10019


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                     Applicants hereby amend and restate the
              Application-Declaration in its entirety as follows:

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                                TABLE OF CONTENTS

Item 1. Description of Proposed Transaction...................................1

         A.   Introduction....................................................1

              1.  General Request.............................................1

              2.  Nature of the Project.......................................1

              3.  Description of the Parties..................................2

              4.  Description of the Operating and Financing Agreements.......5

         B.   Description of the Benefits of the Transaction..................7

Item 2. Fees, Commissions and Expenses........................................9

Item 3. Applicable Statutory Provisions......................................10

         A.   Approval of the Transaction....................................10

              1.  Section 9(a)...............................................10

              2.  Section 10(b)(1)...........................................11

                  a.  Interlocking Relationships.............................11

                  b.  Concentration of Control...............................11

              3.  Section 10(b)(2)...........................................13

                  a.  Fairness of Consideration..............................13

                  b.  Reasonableness of Fees.................................14

              4.  Section 10(b)(3)...........................................14

              5.  Section 10(c)(1)...........................................16

                  a.  Section 8 Analysis.....................................16

                  b.  Section 11(b) Analysis.................................16

              6.  Section 10(c)(2)...........................................19

                  a.  Physical Interconnection...............................20

                  b.  Economic and Coordinated Operation.....................22


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                  c.  Single Area or Region..................................22

                  d.  Impairment.............................................22

              7.  Section 10(f)..............................................23

         B.   Exemption of TransEnergie U.S. Ltd.............................24

              1.  Section 3(a)(1)............................................24

              2.  Public Policy Considerations...............................24

         C.   Exemption of Hydro-Quebec......................................25

              1.  Section 3(a)(5)............................................25

              2.  Public Policy Considerations...............................29

Item 4. Regulatory Approvals.................................................33

         A.   Federal Approvals..............................................33

         B.   State Approvals................................................34

Item 5. Procedure............................................................34

Item 6. Exhibits and Financial Statements....................................35

         A.   Exhibits.......................................................35

         B.   Financial Statements...........................................36

Item 7. Information as to Environmental Effects..............................37




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                                       38

Item 1. Description of Proposed Transaction.

     A.   Introduction

          Hydro-Quebec ("HQ"), a Quebec corporation, is a public utility holding company under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act" or "Act"), but is exempt from the registration requirements thereof pursuant to Rule 10 promulgated thereunder./1 Certain subsidiaries of HQ and UIL Holdings Corporation, the parent company of Connecticut-based The United Illuminating Company, have formed a joint venture, Cross Sound Cable Company (New York), LLC ("CSC NY"), a New York limited liability company, for the construction, financing and ownership of a new merchant transmission facility between Connecticut and New York (the "Cross-Sound Cable Project" or "Project"). The Project began initial testing in July 2002 and commercial operation is anticipated to commence in the third quarter of 2003.

          1.   General Request

               As required by Sections 9(a)(2) and 10 of the 1935 Act, HQ requests authorization and approval of the Securities and Exchange Commission (the "Commission" or "SEC") under Sections 9(a)(2) and 10 for the acquisition by HQ, through various entities including TransEnergie U.S. Ltd. ("TEUS") (together with HQ, the "Applicants"), of interests in CSC NY (the "Transaction")./2 In addition and in connection with the foregoing, Applicants hereby also request:

               (1) an order under Section 3(a)(1) exempting TEUS from all requirements of the 1935 Act other than Section 9(a)(2) thereof; and

               (2) an order under Section 3(a)(5) exempting HQ from all requirements of the 1935 Act other than Section 9(a)(2) thereof.

          2.   Nature of the Project

               The Cross-Sound Cable Project consists of an undersea cable system connected to two terminals, the northern terminal in New Haven, Connecticut and the southern terminal in Long Island, New York. The Project consists of a 26-mile high-voltage direct-current ("HVDC") transmission cable system underneath the Long Island

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1 HQ, through its subsidiary Gaz Metropolitain, Inc. ("GMI"), is indirectly a holding company of Vermont Gas Systems, Inc. GMI received an order of exemption under Section 3(a)(5) of the 1935 Act from the Commission on November 23, 1994, and, therefore, HQ is exempt from the registration requirements of the Act under the express provisions of Rule 10(a)(1).

2 As of the date of commercial operation of the Project, TEUS will be a New York corporation and all of the Project's assets will be held solely by CSC NY. Accordingly, the entities seeking prior Commission approval for the Transaction in this Application-Declaration are HQ, TEUS and CSC NY. We note that for ease of drafting, the remainder of the Application-Declaration has been written in the present tense, reflecting the rights and obligations of the parties upon commencement of commercial operation.


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Sound that will connect the electric transmission grids of Connecticut and Long
Island, New York, thereby providing additional power transfer capability of up to 330 megawatts ("MW") in both directions between New Haven, Connecticut and Brookhaven/Shoreham, New York. The cable system consists of two specialized underwater direct current cables, each approximately four inches in diameter, plus an associated fiber optic cable. Steel armor on the outside of the power cables and solid flexible plastic will protect and insulate the copper wire.

               The cable system's southern terminal will be a new AC/DC converter station at the site of the decommissioned Shoreham Nuclear Power Station in Brookhaven, New York. A short underground cable system, sited within the former generating facility site, will connect the submarine cables with the converter station. The cable system will cross Long Island Sound, enter New Haven Harbor and come to land on the eastern shore of New Haven Inner Harbor. A new AC/DC converter station adjacent to The United Illuminating Company's 115 kV/345 kV substation and the New Haven Harbor Generating Station will constitute the northern terminal of the Project.

               The Project will be a merchant transmission facility without retail customers. It will sell only rights to transmission capacity, and will not take title to, or sell, electricity. TEUS sought and obtained approval from the Federal Energy Regulatory Commission ("FERC") to sell transmission service at negotiated rates that reflect the difference between generation prices in Connecticut and Long Island. The FERC agreed with TEUS that a traditional transmission pricing policy (i.e., a transmission tariff schedule) is not applicable to the Project because it is a merchant facility and, as such, the Project's owners "would not include in the project's annual costs any mandatory revenue requirement from captive ratepayers through a grid access charge" and would bear all financial risk of construction and operation. Thus, the Project and its owners will receive only the revenues generated from the sale of transmission rights net of the costs of operation pursuant to contracts entered into in compliance with the Project's negotiated rate authority from the FERC. The Project's sole customer is the Long Island Lighting Company doing business as LIPA ("LIPA"). LIPA is a wholly owned subsidiary of the Long Island Power Authority, which is a corporate municipal instrumentality of the State of New York. LIPA provides retail electric service to Long Island residents and has entered into a twenty-year contract for all of the Project's available transmission capacity rights.

          3.   Description of the Parties

               The Project is a transmission facility that physically interconnects the power grids of New York and Connecticut. All of the Project's assets are held by CSC NY. A copy of the Project's ownership structure chart is included as Exhibit A-3 to this Application-Declaration. There are two classes of membership interests in CSC NY: Class A membership interest, which entitles the holder to 100% of the voting rights; and Class B membership interest, which entitles the holder to a percentage of the economic benefits from the Project and no voting rights. "Economic benefits" consist of the right to income, losses and any gains or losses on sale. TEUS owns (i) all of the Class A membership interest in CSC NY, which provides TEUS with 100% of the voting interest


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in CSC NY, and (ii) 75% of the Class B membership interest, which entitles TEUS to 75% of the economic benefits in CSC NY. United Capital Investments, Inc. ("UCI") holds the remaining 25% of the Class B membership interest in CSC NY and is, therefore, entitled to 25% of the economic benefits in the Project only. As of February 28, 2003, TEUS and UCI have made capital contributions of $29,250,750 and $9,750,250, respectively, for their respective membership interests in the Project.

               TransEnergie U.S. Ltd. TEUS, a New York corporation, is owned by HQ through an intermediate conduit company, TransEnergie HQ, Inc. ("TEI")./3 TEUS holds all of the Class A membership interest in CSC NY and 75% of the Class B membership interest in CSC NY. These holdings provide TEUS with 75% of the economic rights and all of the voting interests regarding the management and operation of the Project. For CSC NY, from the date of commercial in-service and throughout the operational phase of the facility, TEUS will provide regulatory, commercial and operation and maintenance services pursuant to a "Transmission System Operation and Maintenance Agreement" (the "O&M Agreement") between CSC NY and TEUS. TEUS does not directly or indirectly own any utility assets in the United States other than the Project.

               Hydro-Quebec./4 HQ was created in 1944 by the Hydro-Quebec Act of the Parliament of Quebec and conducts all of its business within the province of Quebec. HQ's common stock is held entirely by Quebec. The Government of Quebec ("GOQ") appoints the 18-member board of directors of HQ. Of the 18 directors, only two directors are representatives of the GOQ, only one director is also an officer of HQ (the Chief Executive Officer), and the remaining 15 directors (including the Chairman of the Board) are all independent directors with professional occupations in business, law and accounting. The daily affairs of HQ are managed by HQ's Executive Committee, which consists of seven members appointed by HQ's board of directors. Of those seven members, five are drawn from the ranks of the independent directors. The Executive Committee, in turn, appoints HQ's senior corporate officers.

               Pursuant to the Hydro-Quebec Act, HQ must provide quality electric service to all Quebec customers and manage its affairs to create value for its sole shareholder, namely Quebec. To that end, every two years, HQ submits a strategic plan to the GOQ for approval. This strategic plan discusses whether new generation will be built/developed, financial targets for profitability of the major business segments (generation, transmission, and distribution) as well as the nature and amount of investments for each segment. Upon GOQ approval of the strategic plan, HQ's officers (selected by HQ's board) will execute the plan. It should be noted that although HQ is wholly owned by the GOQ, HQ is nonetheless required by the Act respecting the Regie de l'energie subject to regulatory jurisdiction of the Quebec Energy Board, an

--------
3 See pages 5 and 19 for a further description of TEI, an intermediate company of HQ.

4 HQ is a voluntary foreign government registrant of the SEC. It has debt securities registered under Section 12(b) of the Securities Exchange Act of 1934 and files an Annual Report on Form 18-K.


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independent agency established pursuant to the Act respecting the Regie de
l'energie with respect to certain matters primarily related to transmission and distribution.

               HQ has six functionally, but not legally separate, business segments: Transmission; Distribution; Generation; Construction; Oil and Gas; and Corporate and Other Activities (which includes research and development and corporate/financial services). HQ is organized along these functional lines, but because, as a result of its statutory mandate it does not conduct business outside of Quebec, all of the company's non-Quebec activities are conducted through intermediate companies such as TEI.

               HQ's Generation segment activities include the sale of surplus electricity outside of Quebec through a subsidiary, H.Q. Energy Marketing, Inc. ("HQEM"), and energy trading operations. HQ exports electrical power subject to the National Energy Board Act (Canada) which provides that a permit or license must be obtained from the National Energy Board of Canada (the "National Board") for such exports. HQ holds two permits which were granted by the National Board in December 1994 and which authorize HQ to export annually, for a continuous period of no more than five years for any single contract, up to 30 TWh of interruptible energy and up to 20 TWh of firm energy to the United States. The permits cover a 16-year period from December 1, 1994 to December 31, 2010, and allow HQ to take advantage of the spot market in the United States. Longer-term export contracts (more than five years) remain, however, subject to the prior issuance of specific permits or licenses by the National Board.

               On April 8, 1999, HQEM, a Quebec corporation wholly owned by HQ, obtained two permits from the National Board to enable HQEM, as a power marketer outside Quebec, to export firm and interruptible energy up to 30 TWh annually to the United States from interconnections located in other provinces, under contracts with a term of five years or less. The permits cover a 10-year period from April 8, 1999 to April 7, 2009. HQEM buys, sells and trades power in Canada and the United States. On March 5, 2003, HQEM obtained a renewal of its permit to export natural gas to the United States. This permit covers a 2-year period through March 4, 2005.

               HQ's subsidiaries also have an active presence in the U.S. gas and electric markets. HQ holds 41.2% of the share capital of Noverco Inc. ("Noverco"), a Canadian corporation that holds a 100% ownership interest in Gaz Metropolitain, Inc. ("GMI"). GMI is the general partner of Gaz Metropolitain and Company, Limited Partnership ("GMCLP") and holds a 77.4% interest therein. GMCLP holds an indirect (through Northern New England Gas Corporation) 100% ownership interest in Vermont Gas Systems, Inc. ("VGS"), a natural gas distribution and pipeline company in the United States. GMI received an order of exemption under
Section 3(a)(5) of the 1935 Act from the Commission on November 23, 1994. Noverco also owns 9.8% of Enbridge Inc. ("Enbridge"), a Canadian gas distribution and services company that wholly owns St. Lawrence Gas Company, Inc. ("St. Lawrence Gas"), a New York gas distribution utility. HQ, therefore, holds an indirect, economic interest in St. Lawrence Gas of less than 5% i.e., 41.2% of 9.8% = 4.04%.


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               In addition, HQ Energy Services (U.S.) Inc. ("HQUS") is a power marketing subsidiary of HQ that was authorized by the FERC in November 1997 to sell electricity at wholesale within the United States at market-based rates. HQUS does not own any electric generation or transmission facilities within the meaning of the 1935 Act in North America and is a member of the New York Independent System Operator ("New York ISO"), the New England Power Pool ("NEPOOL") and PJM Interconnection. HQUS buys electricity from HQ for resale in the United States and is an active trader of power in the foregoing pools. HQ also holds an indirect ownership interest in Bucksport Energy LLC ("Bucksport Energy"), which owns 72.2% of a qualifying cogeneration facility located in Bucksport, Maine. H.Q. Energy Holding, Inc., a wholly owned subsidiary of HQ, owns 38.88% of Bucksport Energy's membership interest in the facility. MEG Holding US Corporation owns the remaining 61.12% interest of Bucksport Energy's (72.2%) interest in the facility. MEG Holding US Corporation is wholly owned by Multinational Electricity and Gas Corporation, which, in turn, is 50% owned by HQ. HQ, therefore, owns 49.9968% of the Bucksport facility [i.e., (.72 x 38.88) + (.72 x .5 x 61.12)], which commenced operations in January 2001. Bucksport Energy's application for QF certification of the facility was approved by the FERC on July 12, 1999.

               Because HQ's raison d'etre is to serve Quebec's native load, HQ's transmission activities in the United States are held through an intermediate entity, TEI. TEI, a wholly owned subsidiary of HQ, is a Canadian corporation incorporated under Section 181 of the Canada Business Corporations Act. TEI is fully consolidated with HQ (it does not publish financial statements separate from those of HQ). By holding TEUS through a conduit such as TEI, HQ can satisfy its legal mandate of conducting operations solely within the province of Quebec. At present, TEI has no utility or non-utility businesses in the United States apart from its indirect interest in the Project.

               UCI. UCI is a Connecticut corporation and a wholly owned subsidiary of United Resources, Inc. ("URI"), a non-regulated business unit of UIL Holdings Inc. ("UIL"). UCI holds a 25% economic interest in the Project through its Class B membership interest.

               UIL. UIL is a Connecticut corporation and an intrastate exempt holding company under the 1935 Act. UIL owns The United Illuminating Company ("UI"), a regulated utility, and other non-regulated business units through URI, including UCI. UI is organized as a specially chartered Connecticut stock corporation and is a regional distribution company providing electricity and energy-related services. UI is a sister company to URI, the parent of UCI.

          4.   Description of the Operating and Financing Agreements

               Upon commercial operation of the Project, both day-to-day and long-term administration of the Project will be exercised pursuant to the following contracts and arrangements: (i) the Firm Transmission Capacity Purchase Agreement dated as of August 2, 2000 and as amended from time to time (the "LIPA Off-take Agreement") between TEUS, as seller, and LIPA, as buyer, and the Assignment and


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Assumption Agreement (the "Assignment and Assumption Agreement") between TEUS, as assignor and CSC NY, as assignee, under which CSC NY assumes all of the rights and obligations of TEUS under the LIPA Off-take Agreement; (ii) the Transmission System Operation and Maintenance Agreement dated as of October 13, 2000 and as amended from time to time (the "Operating Agreement") between CSC NY (successor in interest ) as owner of the Project's assets, and TEUS, as operator; (iii) the Limited Liability Company Agreement of CSC NY effective as of October 13, 2000 and as amended from time to time (the "CSC NY LLC Agreement"); and (iv) the Project's financing documents (the "Intercompany Loan Agreement").

               LIPA Off-take Agreement

               Under the LIPA Off-take Agreement, LIPA has agreed to purchase rights to all firm transmission capacity from the Project at fixed monthly capacity rates. These transmission rates were negotiated at arm's length and were approved by the FERC, subject to TEUS joining an RTO adjacent to or containing the geographic area of the Project when an RTO commences operations. Subject to the approval of and coordination with the New York ISO and ISO New England ("ISO NE"), LIPA is entitled to schedule the transmission of generating capacity, electrical energy and ancillary services over the Project for any hour up to the full transmission capacity of the Project available for that hour. Under the Assignment and Assumption Agreement, CSC NY has assumed the rights and obligations of TEUS to design, construct, operate and maintain the transmission cable system and converter stations, and make available to LIPA rights to all of the Project's firm transmission capacity. The LIPA Off-take Agreement is effective for a period ending twenty years from the date of initial commercial operation of the Project. A copy of the LIPA Off-take Agreement is included as Confidential Exhibit B-3 to this Application-Declaration.

               Operating Agreement

               Under the Operating Agreement, TEUS will have sole responsibility for routine day-to-day operation and maintenance of the Project to ensure its safety and reliability. In its capacity as operator of the Project, TEUS will
(i) hire, train and supervise competent personnel to develop, permit, supervise the Engineering, Procurement and Construction contractor, startup, test, operate and maintain the facility, (ii) arrange and pay for insurance coverage and (iii) purchase replacement tools, spare parts and equipment. As operator, TEUS may hire or provide additional personnel, subcontractors, and consultants in accordance with changes in the construction, start-up, and commercial operation date of the Project. TEUS will also have to (i) provide all maintenance and repair services necessary to keep the facility in good working order in a manner consistent with Good Utility Practice, (ii) correct by appropriate measures any damage to or malfunction of the facility, and (iii) provide all necessary information to, and cooperate with, CSC NY so that CSC NY may enforce or make warranty claims with respect to any repair or malfunction. TEUS will be required to maintain operation and maintenance records for the Project and its equipment as well as prepare quarterly operations reports on the status of equipment and planned maintenance and shutdowns. Finally, TEUS will be required to follow the directions of CSC NY with respect to


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financial or economic matters as long as compliance with such directions will not be likely to materially and adversely affect the operation and maintenance of the Project.

               CSC NY has the ability to terminate the Operating Agreement with or without cause. CSC NY will compensate TEUS for its services under the Operating Agreement at a rate of 2.0 times the actual hourly rate for personnel in addition to all reimbursable costs such as subcontractor and consultant costs, travel, relocation and living and meals expenses, and insurance costs. At all times during the term of the Operating Agreement, TEUS will perform as an independent contractor. The Operating Agreement commenced on October 13, 2000 and shall continue until the twentieth (20th) anniversary of the commercial operation date of the Project. A copy of the Operating Agreement is included as Confidential Exhibit B-1 to this Application-Declaration.

               Limited Liability Company Agreement

               Management of CSC NY, which is directly owned by TEUS and UCI, is governed by the terms of the CSC NY LLC Agreement. The CSC NY LLC Agreement reflects the business arrangement between HQ and UIL as to Project management and control, taking into consideration relevant regulatory constraints, specifically the requirements of the 1935 Act. TEUS holds all of the Class A membership interest in CSC NY, which entitles TEUS to 100% of the voting interest in the management and operations of CSC NY. TEUS and UCI hold 75% and 25%, respectively, of the Class B membership interest in CSC NY, which provides TEUS and UCI with 75% and 25%, respectively, of the economic benefits from the Project. A copy of the CSC NY LLC Agreement is included as Confidential Exhibit A-2 to this Application-Declaration.

               Financing Arrangements

               The Project's financing structure consists of an intercompany loan of $91 million provided by HQ (75%) and UIL (25%), with a term expiring on February 28, 2005. The loan may be prepaid at any time prior to the expiration date without any penalties or surcharges, and may be extended at the discretion of the lenders. A copy of the Intercompany Loan Agreement is included as Confidential Exhibit B-3 to this Application-Declaration.

     B.   Description of the Benefits of the Transaction

          The Cross-Sound Cable Project will provide benefits to Long Island ratepayers because it will strengthen the regional power grid and provide greater interconnectedness of the northeastern power grid consistent with FERC policy and the President's National Energy Policy. The principal benefit of the Project is that it will provide an additional means of transmitting power between New England and Long Island (which has experienced a dramatic increase in demand for electricity in the last several years).

          Long Island is geographically isolated from the remainder of New York's electric grid and only a limited number of transmission ties exist over which electricity


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can be imported into Long Island. As a result of these transmission constraints,
Long Island is a "load pocket" vulnerable to the exercise of market power by electric generators. This vulnerability, however, will be mitigated by the addition of 330 MW of transmission capacity over which new energy sources can be made available to Long Island. At the same time, Long Island is power constrained with demand for electricity increasing faster than generation supply can be obtained. Earlier this year, LIPA announced that it "still faces tight capacity, and during the late-June heat wave, its peak came within 400 MW of available supplies . . . [and that it hoped] to gain the services this summer of the 330-MW Cross-Sound Cable to New England . . . ." Consolidated Edison, LIPA
Restore Transmission Line Ahead of Schedule, PLATTS POWER MARKETS WEEK, Jul. 8, 2002 at 17. Charles E. Schumer, U.S. Senator for New York State, has also expressed strong support for the Project. In a letter to the U.S. Army Corps of Engineers in support of CSC NY's permit application, Senator Schumer wrote: "In this era of energy supply shortages and electricity generation constraints, the [Project] represents a prime example of an innovative way to help solve a vital regional energy need. This new transmission capability will provide significant assurance both to residents of Long Island and to their Connecticut neighbors that in times of energy shortages a vehicle for transmitting additional power is available." Letter from Charles E. Schumer, United States Senator for New York State, to Lt. General Robert B. Flowers, Chief of Engineers and US Army Corps of Engineers Commander, Army Corps of Engineers (Massachusetts) (Jun. 27, 2001).

          On a national level, the construction and operation of the Project furthers integration of the northeast region consistent with FERC policy to create a seamless transmission grid and to develop broad, fully competitive electricity markets. The Project will allow New York and Connecticut to increase the sharing of power plant capacity and reduce the amount of power plant capacity each must have for a particular winter or summer. This is known as "tie-line benefits." Just as the minute-by-minute operations are improved by the use of eight tie-lines between New England and New York, so will the preparation and planning in advance of the summer and winter months. Thus, both the operation and planning benefits of the Project's transmission line will save money for consumers, increase the reliability of electric supply in New York and Connecticut, and reduce transmission congestion in the long-term. In addition, the Project's transmission intertie and negotiated rate authority granted by the FERC further integrate the New York and Connecticut markets and bring the region closer to the FERC's goal of a seamless interchange of power in the Northeast. In a statement issued to the press, the FERC's former Chairman, James J. Hoecker, commented that FERC approval of the Project promotes grid expansion through a stand-alone transmission business and demonstrates the agency's "commitment to transmission pricing innovation when regional markets are at issue." See FERC Press Release, "Commission Facilitates Undersea Cable Linking New York and New England ISOs" (May 31, 2000). This commitment has been favorably recognized by U.S. energy policy makers.

          Finally, the Project directly addresses the concerns regarding transmission constraints in the interstate transmission grid expressed by the National Energy Policy Development Group ("NEPD Group"), which President Bush established in order to develop a national energy policy. In finding that transmission constraints result in higher


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electric prices and lower reliability, the NEPD Group recommended that energy delivery infrastructure should be expanded by the creation of incentives to promote investment in transmission systems. In its report to President Bush, the NEPD Group observed that the "FERC has recognized this need [to create such incentives] and has expressed a willingness to consider innovative transmission pricing proposals [also quoted by the FERC's former Chairman regarding FERC approval of the Project]." REPORT OF THE NATIONAL ENERGY POLICY DEVELOPMENT GROUP, at 7-7 (May 2001). The NEPD Group also noted that another cause of transmission constraints is the siting process because under current law, state governments, as opposed to the federal government, are responsible for siting transmission facilities "even though the transmission system is not only interstate but also international, extending into both Canada and Mexico." Id. The group found that:

                    "[s]tate decisions on where to locate transmission lines often do not recognize the importance of proposed transmission facilities to the interstate grid. For example, a recent decision by regulators in Connecticut to block a proposed transmission line to Long Island did not recognize the need for electricity on Long Island. Some state siting laws require that the benefits of a proposed transmission facility accrue to the individual state, resulting in the rejection of transmission proposals that benefit an entire region, rather than a single state." Id.

In making this observation, the NEPD Group expressed support for the Cross-Sound Cable Project, which benefits the northeast regional transmission grid.

          In its report, the NEPD Group headed by Vice President Richard B. Cheney, recommended that the President, inter alia (i) direct the Secretary of Energy to work with the FERC to relieve transmission constraints by encouraging the use of incentive rate-making proposals, (ii) direct the appropriate federal agencies to take actions to remove constraints on the interstate transmission grid and (iii) support a North American Energy Framework to expand and accelerate electricity grid connections by streamlining and expediting permitting procedures with Mexico and Canada. The Cross-Sound Cable Project satisfies these goals since its proposal for non-traditional negotiated rate authority was approved by the FERC and it will provide critically needed transmission infrastructure that will expand the New York and Connecticut energy markets and increase system reliability in the New York-New England region.

          For the foregoing reasons, the Project enjoys widespread public support from consumers as well as federal and state regulators.

Item 2. Fees, Commissions and Expenses

          The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Transaction are estimated as follows:

Accountants' Fees                                       $   *
Legal Fees and Expenses                                 $   *


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Investment Bankers' Fees and Expenses                   $   *
Other Fees                                              $   *
                                                        -----
Total                                                   $   *
                                                        =====

* To be filed by amendment.

Item 3. Applicable Statutory Provisions

     A.   Approval of the Transaction

          The approvals requested herein for the Transaction are pursuant to Sections 8, 9(a), 10(b), 10 and 11 of the 1935 Act and such other provisions of the 1935 Act and the rules and regulations thereunder as may be applicable to the transactions described herein.

          1.   Section 9(a)

               In pertinent part, Section 9(a) provides that: "Unless the acquisition has been approved by the Commission under section 10, it shall be unlawful . . . for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate, under clause (A) of paragraph (11) of subsection (a) of section 2, of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." For purposes of Section 9(a)(2), an "affiliate" of a specified company is any person that, directly or indirectly, owns, controls or holds with power to vote 5% or more of the voting securities of such specified company.

               Because HQ already owns 5% or more of the voting securities of VGS, HQ will require prior SEC approval to acquire the voting securities of CSC NY. HQ currently holds approximately 32% of the economic interest in VGS through HQ's 41.2% voting interest in Noverco, Inc. which in turn owns 77.4% of the voting interest in GMCLP, the indirect 100% owner of VGS. Arguably, HQ must therefore demonstrate that the Transaction (the placement into commercial operation of the Project and the resulting classification of CSC NY as a "public utility company" under the Act) meets the criteria of Section 10 of the 1935 Act. As set forth more fully below, the Transaction complies with all of the applicable provisions of Section 10. Thus,

          (1) the Transaction will not tend toward interlocking relations or the concentration of control of public utility companies of a kind or to an extent detrimental to the public interest or the interest of investors or consumers (Section 10(b)(1)),

          (2) the consideration to be paid in the Transaction is fair and reasonable (Section 10(b)(2)),

          (3) the Transaction will not result in an unduly complicated capital structure for the combined system and will not be detrimental to the public interest or the interest of investors or consumers or to the proper functioning of the HQ system (Section 10(b)(3)),

          (4) the Transaction is not unlawful under the provisions of Section 8 and is not detrimental to the carrying out of the provisions of
          Section 11 (Section 10(c)(1)),

          (5) the Transaction will serve the public interest by tending toward the economical and efficient development of an integrated public utility system (Section 10(c)(2)), and

          (6) the Transaction will be consummated in accordance with, and will comply with, all applicable state laws (Section 10(f)).

          2.   Section 10(b)(1)

               Under Section 10(b)(1), the SEC will approve the acquisition unless it finds that the "acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers."

               a.   Interlocking Relationships

                    The Transaction does not implicate the policy concerns that
Section 10(b)(1) was intended to address because the Project is a stand-alone merchant transmission company that is fully regulated at the federal and state levels and is not under common control with, or owned by, its sole customer, a wholesale customer that is a subsidiary of an instrumentality of the State of New York, or any other U.S. electric utility. In addition, although LIPA has transmission rights and is entitled to schedule transmission services over the interconnection, LIPA is obligated to submit the schedule to the New York and New England ISOs for ultimate approval and implementation. Furthermore, there are no overlapping directors between (i) CSC NY and VGS or (ii) any of the intermediate companies through which HQ holds its interest in CSC NY and any of the intermediate companies through which HQ holds its interest in VGS. Finally, there are no interlocks or relationships between HQ's merchant transmission activities in the United States, which are conducted through TEUS, and HQ's ownership of its gas operations through Gaz Metropolitain.

               b.   Concentration of Control

                    Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Co., 46 S.E.C. 1299, 1309 (1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Corp., 43 S.E.C.

693, 700 (1968). As discussed below, the Transaction, which involves the commercial operation of a single 26-mile transmission line, will not create a "huge, complex, and irrational system," but rather will further integrate the New York and Connecticut energy markets, which exist within a much larger northeastern regional transmission grid. The northeastern regional transmission grid is, in turn, part of a much larger market, which includes Eastern Canada and other U.S. power markets.

                    Efficiencies and Economies: The SEC has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. American Electric Power Co., 46 S.E.C. at 1309. Subsequent SEC pronouncements confirmed that size is not determinative. In Entergy Corporation, Holding Co. Act Release No. 25952 (Dec. 17, 1993), the Commission noted that "[the framers of the 1935 Act] were aware that the combination of isolated local utilities into an integrated system afforded opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operation. They wished to preserve these opportunities while avoiding an excess of concentration and bigness." CSC NY intends to coordinate its activities in the following areas, and will continue to seek to identify additional areas in which efficiencies can be realized through joint and coordinated actions: (i) participation in ISO and inter-ISO activities; (ii) participation in a regional transmission organization; and (iii) coordination in managing compliance with state and federal regulation. The operations of CSC NY will be coordinated through the New York ISO (of which CSC NY is a member) and ISO NE. CSC NY will benefit from the ISOs' joint marketing, planning, membership in a subregional reliability coordinating council and administrative coordination. This coordination will improve system reliability by facilitating the delivery of back-up power supplies in the event of a system emergency in either of the New York or New England regions, and reduce transmission congestion in the long-term.

                    Size: The placement into commercial operation of a single 26-mile transmission line will result in an additional 330 MW of transmission capacity being introduced into the New York ISO market, which has a peak electrical load of approximately 30,000 MW (1.1%). See New York ISO Press Release, "New York's All-Time Electric Consumption Record May Be Set Tomorrow (Tuesday, July 30, 2002), Says NYISO," July 29, 2002." Thus, the Project is relatively small in size compared to the total transmission infrastructure in the affected region.

                    Competitive Effects: In Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), the Commission stated that "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." LIPA will be the sole shipper of 100% of the Project's capacity and will hold all rights to schedule transmission of capacity, energy and ancillary services over the Project. LIPA may also resell its rights (and receive the proceeds from any resale) in the secondary market, consistent with the tariff and procedures of the relevant ISOs. The New York ISO has functional control of the transmission grid and administers wholesale energy markets in New York pursuant to FERC authority while ISO NE has similar control and administration functions in New England. The ISOs have standardized interconnection procedures that are open and non-discriminatory, thereby preventing the Project from improperly influencing the market. Thus, the combination of LIPA's ownership of all of the Project's transmission capacity and the regulatory oversight provided by the New York ISO and ISO NE provide contractual and regulatory barriers that will ensure that TEUS will not monopolize transmission capacity in the relevant markets. See New York Public Service Commission Press Release, "NYPSC Grants Certificate for Construction of Cross Sound Cable - Electric and Fiber Optic Lines to Help Meet Long Islanders' Needs," June 21, 2001 (stating that the Project "will facilitate exchanges of power between producers and powers of electricity, thereby enhancing regional and local competition in the electric power industry"); TransEnergie U.S. Ltd., 91 F.E.R.C. P61,230, Order Approving Proposal Subject to Conditions (June 1, 2000) (stating that "[t]he Commission agrees with TransEnergie that its proposal enhances competition and market integration by expanding capacity and trading opportunities between the New England and New York markets").

                    For these reasons, the Transaction will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or consumers within the meaning of Section 10(b)(1).

          3.   Section 10(b)(2)

               Section 10(b)(2) requires the SEC to determine whether the consideration to be paid in connection with the Transaction, including all fees, commissions and other remuneration, is reasonable and whether it bears a fair relation to, investment in and earning capacity of the underlying utility assets.

               a.   Fairness of Consideration

                    For purposes of Section 9(a)(2), the energization of the Project and its placement into commercial operation is treated as an "acquisition" although no "sale" or "purchase" has occurred. HQ and TEUS have not bought any 1935 Act jurisdictional facilities from anyone nor have they paid any consideration for existing facilities that can be measured against historical cash flows or evaluated in terms of the "fairness" or appropriateness of the consideration. Rather, Applicants have created a new asset where none existed previously and have paid various engineers and contractors to construct this asset under a business model that is entirely new to the industry: that of a merchant transmission line. The fundamental rationale of the business model is that of supply and demand: there is a demand for transmission capacity and those who supply it will earn an appropriate return over the life of the asset. The Project was built at a cost of approximately $130 million in anticipation of revenues to be derived from a long term transmission service contract with LIPA, which was negotiated before construction of the Project commenced. Had the revenues anticipated to be earned under the LIPA Off-take Agreement (included as Confidential Exhibit B-2) not been perceived by HQ to be an adequate return on its investment, the Project would never have been built and the costs of construction never incurred. Construction of the Project was financed by (i) equity and (ii) a loan of $115 million that was made by persons unaffiliated with either HQ or UIL and negotiated on an arm's-length basis. However, this construction financing has been replaced by an intercompany loan of $91 million and an equity contribution of $39 million (which was provided by HQ and UIL on a pro rata basis). Negotiation of the construction loan was preceded by extensive due diligence, analysis and evaluation of the financing, business prospects and ownership structure of the Project. The price for construction services is the only "consideration" paid. The process by which this price was determined demonstrates that the statutory requirement of Section 10(b)(2) has been satisfied.

               b.   Reasonableness of Fees

                    Applicants believe that the overall fees, commissions and expenses incurred and to be incurred in connection with the Transaction are (i) reasonable and fair in light of the size and complexity of the acquisition relative to other transactions and the anticipated benefits of the Transaction to the public, its owners and consumers, and (ii) meet the standards of Section 10(b)(2).

                    As set forth in Item 2 of this Application-Declaration, Applicants expect to incur a combined total of approximately $________ million in fees, commissions and expenses in connection with the Transaction, which represents __% of the total Project costs. Applicants believe that the estimated fees and expenses in this matter are consistent with the level of expenditure for project financing transactions of newly constructed electric facilities and bear a fair relation to the value of the Project and the strategic benefits to be achieved by the Transaction, and that the fees and expenses are fair and reasonable in light of the complexity of the Transaction. See Northeast Utilities, Holding Co. Act Release No. 25548 (Jun. 3, 1992), modified on other grounds, Holding Co. Act Release No. 25550 (Jun. 4, 1992) (noting that fees and expenses must bear a fair relation to the value of the company to be acquired and the benefits to be achieved in connection with the acquisition).

          4.   Section 10(b)(3)

               Section 10(b)(3) requires the SEC to determine whether the Transaction will unduly complicate the capital structure of the resulting holding company or otherwise prove detrimental to the public interest, the interest of investors or consumers, or the proper functioning of the holding company system.

               As of the date of commercial operation of the Project, the common equity of CSC NY as a percentage of its total capitalization will be 30%. After giving effect to the Transaction, the inclusion of CSC NY does not materially change the capital structure of HQ, which is a financially sound company with most of its debt unconditionally guaranteed by Quebec. HQ's share of the Project's intercompany loan financing represents less than one-quarter of 1% of HQ's total assets. HQ provides adequate coverage of its debt obligations through its stable cash flow derived largely from its generation, distribution and transmission activities. Moody's Investors Service has assigned a rating of "A1" to HQ's senior unsecured debt.

               Moreover, the Project and its related investments and financing will not have a substantial adverse impact on the holding company system of HQ. First, CSC NY exists solely to hold the Project's transmission assets and will not conduct operations other than those related to the Project. Second, HQ owns 100% of the common stock of TEUS and, upon the commencement of commercial operation of the Project, TEUS in turn, will hold all of the voting interest and 75% of the economic interest in CSC NY. Third, the holders of 100% of the equity in the Project, namely HQ and UIL, are large sophisticated companies who will have taken full market risks (investors will not include the Project's annual costs in any mandatory revenue requirement from captive ratepayers through a grid access charge) and will not be able to exercise market power. Fourth, there are no public investors in the Project. Finally, in its approval order, the FERC disclaimed jurisdiction over the Project's capital structure because the Project would provide benefits to electric consumers in both the New York and New England markets without imposing any risk or cost on captive customers (that is, customers located within a franchise area who have no ability to take service from any party other than the local franchise holder). Given the self-financing nature of the Project, Applicants' unique position of not owning any pre-existing transmission networks and the fact that the Project has no captive customers, the Transaction will not have an adverse impact on the interests of either the investors of HQ or UI, or consumers.

               Further, the Project is subject to federal regulatory oversight by the FERC, which authorized negotiated rates for transmission service subject to certain conditions that will ensure that the rates are just and reasonable. The Project's revenues under the long-term contract with LIPA are based on negotiated rates that are expected to reflect the difference between generation prices in Connecticut and Long Island. In granting the negotiated rate authorization sought by TEUS, the FERC considered the following evaluation criteria for the applicability of pricing principles to merchant transmission projects: (1) the merchant transmission facility must assume full market risk;
(2) it must create tradable transmission rights; (3) an open season process should be employed to initially allocate transmission rights; (4) the merchant transmission facility must not preclude access to essential facilities by competitors; (5) it should be subject to market monitoring for market power abuse; (6) physical energy flows on the merchant transmission facility should be coordinated with, and subject to, reliability requirements of the relevant ISO or RTO; and (7) the merchant transmission facility should not impair pre-existing property rights to use the transmission grids of interconnected RTOs or utilities. TransEnergie U.S. Ltd., 91 F.E.R.C. P61,230, Order Approving Proposal Subject to Conditions (June 1, 2000)./5

--------
5 In its approval order of the Harbor Cable Project, a similar merchant transmission facility under development by TEUS, the FERC cited three additional criteria to evaluate merchant transmission projects: (1) transmission service should be provided under the OATT of the ISO or RTO that operates the facilities; (2) the results of the open season should be posted on OASIS and filed in a report to the FERC; and (3) affiliate concerns must be adequately addressed. TransEnergie U.S. Ltd., Order Authorizing Proposal Subject to Conditions, and Granting in Part and Denying in Part Requests for Waivers and Blanket Approvals, 98 F.E.R.C. P61,144 (February 13, 2002).

               The FERC found that the Project's proposal to charge negotiated rates was appropriate for a merchant transmission facility, consistent with existing transmission pricing policies, and similar to location-based congestion pricing proposals it previously approved for the ISOs of New York and Pennsylvania-New Jersey-Maryland ("PJM"). Scheduling and dispatch over the Project's transmission interconnector will be approved by the New York and New England ISOs.

          5.   Section 10(c)(1)

               Section 10(c)(1) prohibits the SEC from approving an acquisition for which Commission approval is required under Section 9(a) if such acquisition is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11.

               a.   Section 8 Analysis

                    Section 8 prohibits a registered holding company or any of its subsidiaries from acquiring interests in both electric and gas utility companies serving substantially the same territory in a given state in contravention of such state's law. Section 8, by its terms, does not apply to HQ since the electric utility assets of CSC NY would be held by HQ's subsidiary, TEUS, which does not own any gas utility operations inside or outside of New York. Indirectly, through other subsidiaries including VGS, HQ's 1935 Act jurisdictional gas utility operations are confined to the state of Vermont. HQ also indirectly holds an approximate 4% economic interest in St. Lawrence Gas, through its indirect interest in Enbridge. Upon commercial operation of the Project, TEUS will serve a single New York-based wholesale customer, LIPA, while VGS will continue to serve retail customers in Vermont. Thus, Section 8 will not be implicated because the Transaction will not create a situation of common ownership of combination systems within any given state. In any event, the State of New York does not prohibit combination gas and electric utilities that serve the same geographic area.

               b.   Section 11(b) Analysis

                    In pertinent part, Section 11(b)(1) of the 1935 Act charges the Commission with ensuring that:

                    "each registered holding company, and each subsidiary company thereof, shall take such action as the Commission shall find necessary to limit the operations of the holding-company system of which such company is a part to a single integrated public-utility system . . . ."

                    Section 11(b)(2) requires the SEC to ensure that the corporate structure or continued existence of any company in the holding company system does not unduly complicate the capital structure or inequitably distribute voting power among security holders of the holding-company system.

                    The Transaction raises a potential issue under Section 11 and Section 10(c)(1): Whether the combination of CSC NY's electric business and VGS' gas business is permissible under HQ as an exempt holding company.

                    Historically, the Commission considered the question of whether a registered electric system could retain a separate gas system under a strict standard that required a showing of loss of substantial economies before retention would be permitted. New England Electric System, 41 S.E.C. 888 (1964). In its affirmation of that decision, the United States Supreme Court declared that a loss of substantial economies could be demonstrated by the inability of the separate gas system to survive on a stand-alone basis. SEC v. New England Electric System, 384 U.S. 176, 181 (1966). This rigid interpretation of the requirements of Section 11(b)(1) has been explicitly rejected by the Commission in subsequent decisions under Sections 9(a) and 10 of the 1935 Act both with respect to exempt holding companies, TUC Holding Company, Holding Co. Act Release No. 35-26749 (Aug. 1, 1997) and Houston Industries Incorporated, Holding Co. Act Release No. 35-26744 (July 24, 1997), and newly formed registered holding companies, WPL Holdings, Inc., Holding Co. Act Release No. 35-26856 (April 14, 1998) and New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (Aug. 1, 1997).

                    In these decisions, the Commission acknowledged that as a result of the transformation of utilities' status from franchised monopolies with captive ratepayers to competitors and also as a result of the convergence of the electric and gas industries that was then underway (and which continues today and of which the Transaction is a prime example), the historical standards of review had become outdated and that separated electric and gas companies might be weaker competitors than they would be together in the same market. WPL Holdings, Inc., Holding Co. Act Release No. 35-26856 (April 14, 1998); TUC Holding Company, Holding Co. Act Release No. 35-26749 (Aug. 1, 1997) ("TUC Holding Company Order"); New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (Aug. 1, 1977); and Houston Industries Incorporated, Holding Co. Act Release No. 35-26744 (July 24, 1997). Further, in the TUC Holding Company Order, the Commission, citing Gaz Metropolitain, Inc., Holding Co. Act Release No. 26170 (Nov. 23, 1994) ("Gaz Metropolitain Order"), stated that a holding company may acquire utility assets that will not, when combined with the acquiring company's existing utility assets, make up an integrated system or comply fully with the ABC clauses of Section 11(b)(1), provided there is de facto integration of contiguous utility properties and the holding company will be exempt from registration under Section 3 of the Act following the acquisition.

                    The instant Transaction is in accord with the foregoing Commission decisions approving combination electric and gas companies under an exempt holding company. First, HQ's electric system in the U.S. is located in New York and its jurisdictional gas system is located in the neighboring state of Vermont. The combined utility operations will therefore be conducted in the broader, integrated New England/New York region under HQ, an exempt holding company pursuant to Section 3(a)(1) of the Act. Second, there would be a "substantial loss of economies" if VGS were divested by HQ. VGS was initially integrated into Gaz Metropolitain because it is a small gas distribution utility that is totally dependent upon Canada for the importation of natural gas. VGS is not interconnected with the natural gas transportation system of the United States and its affiliation with a strong Canadian gas utility assured the company of a secure, competitively priced supply. Relying on this affiliation, VGS was able to negotiate a 15-year gas supply arrangement in 1991 with an affiliate of Trans-Canada Pipelines, Ltd. whose pipeline system is a common source of supply for both VGS and Gaz Metropolitain. VGS provides gas to Gaz Metropolitain (and vice versa) during peak periods. VGS also benefits from financial support by Gaz Metropolitain and favorable third party borrowings because of the Gaz Metropolitain affiliation. Because of these close ties between VGS and HQ's subsidiary, Gaz Metropolitain, significant benefits are received by the ratepayers and the state of Vermont, which would not be possible if VGS were a stand alone company. See Gaz Metropolitain Order (finding that the gas utility operations of VGS constituted an integrated public utility system). Finally, the Transaction is consistent with, and furthers the policy of, fostering the creation of competitive energy services companies as the energy industry continues its evolution towards a more competitive market.

                    In addition to the foregoing, the Project's capital structure will not contravene the requirements of Section 11(b)(2), which is intended to assure the financial soundness of the holding company system and a proper balance of debt and equity. The capital structure of the Project consists of investments made by two large operating energy company systems that are both sophisticated investors who engaged in arm's-length negotiations regarding the ownership structure of the Project. The Class A and Class B membership interests of CSC NY do not represent any complicated voting arrangements and, because the Project is financed by an intercompany loan, there is no public debt. Further, LIPA will be the sole shipper for the Project. Thus, the Project will have no retail customers.

                    As a result of the interposition of TEI between HQ and TEUS, HQ, upon commercial operation of the Project, will be a holding company with respect to TEI, which itself has a subsidiary, TEUS, that is an exempt holding company. This corporate structure would not be unduly complicated under the "great grandfather" clause of Section 11(b)(2) of the Act. The Commission has reviewed and permitted a structure including intermediate companies similar to this in Powergen plc, Holding Co. Act Release No. 27291 (Dec. 6, 2000) (the "Powergen Order") and National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000) ("National Grid Order"). In the past, the Commission has recognized the necessity of permitting the continued existence of intermediate companies to achieve certain economic and tax efficiencies or preserve certain financing arrangements that would not otherwise be achievable in the absence of such arrangements.

                    In this instance, TEI serves as the conduit through which HQ makes investments in U.S. transmission assets, including those of the Project, and helps preserve certain structural and operational benefits such as consulting expertise in transmission planning, construction and acquisitions. The Commission should not accord different treatment to TEI because it preserves structural and operational benefits as opposed to economic and tax efficiencies. Further, TEI will not be a means by which HQ seeks to diffuse control of TEUS since TEI, which is wholly owned by HQ, will hold 100% of the voting securities of TEUS and TEUS, in turn, will hold all of the voting securities in CSC NY, its sole public utility subsidiary. Thus, voting power is not unfairly distributed and there are no minority interests because all of the companies in the corporate structure are wholly owned and controlled by HQ. In addition, TEI has no public or private institutional equity or debt holders. TEI's continued existence will therefore not adversely affect HQ's combined operations in any manner. Accordingly, this is not the type of situation that concerned the drafters of the 1935 Act and, in the Applicants' view, the Commission should find that any apparent complexity of the proposed transaction structure is neither undue nor unnecessary. Applicants therefore request the Commission to "look through" TEI and disregard it for purposes of the 1935 Act in the same manner as the Commission treated the various intermediate companies in the Powergen Order and National Grid Order.

                    For all of the foregoing reasons, the Commission should hold that the combination of CSC NY's electric operations (upon commercial operation of the Project) and VGS' gas operations under HQ, an exempt holding company, is lawful under the provisions of Section 8 and is not detrimental to the carrying out of the provisions of Section 11.

          6.   Section 10(c)(2)

               Section 10(c)(2) requires the Commission to find that the Transaction will serve the public interest by tending toward the economical and efficient development of an integrated public utility system. Applicants urge the Commission to consider the requirements of Section 10(c)(2) in the broader context of the current structure of the U.S. utility industry and the public policies articulated by the FERC on transmission integration, the overall integration of HQ in the northeastern region of the United States and the Project's role in furtherance of the broad policy objectives of the United States and the FERC.

               The existence of an adequate and reliable transmission infrastructure controlled by others than those who generate and sell electricity is key to the success of the ongoing efforts of the FERC to (i) separate the production and sale of electricity from its transmission and distribution and
(ii) increase the efficiency and fairness of wholesale electricity markets. The business of producing and transmitting electricity to consumers, however, are co-dependent. They are part and parcel of the same economically integrated business in which any vertically integrated electric utility in the country is engaged. The separation of the management and control of generation and transmission in compliance with FERC policy and rules does not suggest that these two segments of the electricity business are not dependent on one another for their success in delivering energy to ultimate consumers while they also simultaneously function as competitive and autonomous business units.

               HQ, directly and through its Quebec and non-Canadian subsidiaries and affiliates, is involved in many aspects of the energy business, including electric generation, transmission and distribution, gas distribution and the trading and marketing of electricity both in Canada and the United States. Despite the existence of an international boundary, Canada and the U.S. are major trading partners, with Canada exporting huge quantities of gas to the U.S. annually. For purposes of this analysis, there are three points at which the high voltage electric transmission systems of Quebec and the United States interconnect (Chateaugay, New York; Highgate, Vermont; and Norton, Vermont). All of these points are in the northeastern region of the United States. Accordingly, HQ and every other producer and seller of electric energy as well as their wholesale and retail customers rely on and have a critical and ongoing interest in the electric transmission grid in the northeastern region of the United States. Thus, the Project is a critical and essential enhancement to the transmission infrastructure in the region which makes possible (i) adequate and reliable transmission capacity to serve wholesale and retail customers in the region and (ii) the ability of producers and sellers of electricity to deliver their product to their customers in the region. Particularly, in the hot summer months and in the aftermath of storms or other events that disrupt the operation of transmission lines in the region, the Project will greatly enhance the adequacy and reliability of electric service in the region. This needed system enhancement is consistent with the U.S. national policy goal of promoting integration and (achieving economies) within the northeast region.

               In its 1995 Report on "The Regulation of Public Utility Holding Companies", Commission staff suggested that perhaps, as a result of improvements in the nation's transmission grid, the entire lower 48 states were interconnected. This theme has been further advanced by the President's Energy Policy. The Project furthers system integration across the broader region of the northeastern United States. The definition of an integrated electric system in
Section 2(a)(29)(A) of the 1935 Act contains four discreet, but related elements, all of which, whether reviewed on a single company basis or as applied to the overall region, are satisfied or are directly encouraged and facilitated by the Project.

               a.   Physical Interconnection

                    The combined utility assets must be physically interconnected or capable of physical interconnection. Under modern interpretation of the statute, this requirement is satisfied by direct physical interconnection as well as by contract or membership in a tight power pool. See Energy East Corp., Holding Co. Act Release No. 27546 (Jun. 27, 2002) ("Energy East 2002 Order"); American Elec. Power Co., Inc., Holding Co. Act Release No. 27186 (June 14, 2000); Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19,
2000); Energy East Corp., Holding Co. Act Release No. 27224 (Aug. 31, 2000) ("Energy East 2000 Order"). Looking forward, it may be possible that common membership in a FERC-approved RTO will also suffice to meet the 1935 Act's interconnection requirement.

                    HQ and CSC NY are "capable of physical interconnection" through the New York ISO. Upon commercial operation of the Project, CSC NY's transmission facilities in Long Island will be subject to operational control and coordination by the New York ISO and ISO NE. HQ is already interconnected with the New York ISO through two transmission links. The first is a high voltage 2,000 MW line connecting with the New York Power Authority's facilities at Chateaugay in northeastern New York. Historically, this line has been used to facilitate HQ's transactions with Consolidated Edison Company of New York, Inc. and other New York utilities. The second line connects the systems of Cedars Rapids Transmission Ltd., HQ's affiliate that owns transmission facilities in Quebec and Ontario, Canada, with the New York transmission system at Massena, New York. Through these interconnections, and other interconnections between HQ's system and the transmission system controlled by ISO NE,/6 HQ may elect to transmit power to CSC NY's transmission facilities over interconnections to the New York ISO or ISO NE and the transmission systems they control, by means of various physical or financial contract paths. Consistent with the Energy East 2002 and 2000 Orders, HQ and CSC NY's New York-located transmission facilities are therefore "capable of physical interconnection."

                    It is important to note that not only is HQ interconnected to the New York ISO, but that its interconnections are critical to the overall reliability of the electric grid in northeastern North America. FERC, itself, has noted that "an outage of [HQ's] line is the single largest loss contingency planned for and secured against by the system operator, ISO NE)." See 99 FERC P. 61, 187, Order on Complaints, Docket Nos. EL02-61-000 and EL02-70-000 (citing FERC Docket No. ER01-2596-000, Transmittal Letter at 3). The North American Electric Reliability Council ("NERC"), formed in 1968, promotes bulk electric system reliability and security in northeastern North America. NERC is comprised of ten regional councils, including the Northeast Power Coordinating Council ("NPCC") whose membership reflects all segments of the electric industry: investor-owned utilities, independent power producers and municipal and provincial utilities. NPCC's geographic areas cover New York State, the six New England States, and the Ontario, Quebec and Maritime Provinces in Canada. NPCC conducts regular reliability assessments of members' conformance to its criteria, guides and procedures, and HQ and the New York ISO have devoted substantial efforts to developing, maintaining and improving their transmission systems by compliance with NPCC's reliability and security standards. Through its subsidiaries, HQ participates in various committees of NERC and the New York ISO. Applicants will ensure that such reliability standards are adhered to when the Project commences commercial operation.

                    As a new investment in transmission, the Project meets the directive of the President for increased transmission expansions to reduce constraints. REPORT OF THE NATIONAL ENERGY POLICY DEVELOPMENT GROUP, at 7-7 (May

--------
6 HQ is interconnected with ISO NE through two principal transmission facilities. One of the transmission facilities is a high voltage line that originates on HQ's system in Quebec and crosses the border at Highgate in northwestern Vermont. A second connection to New England is a high voltage direct-current line that enters the United States near Norton in northeastern Vermont and terminates at Sandy Pond in Massachusetts.

2001). The NEPD Group charged with developing a national energy policy noted that one of the reasons for the existence of constraints is the lack of sufficient transmission infrastructure. The NEPD Group found that U.S. demand for electric power is expected to increase by 25% over the next ten years while transmission capacity is expected to increase by only 4%. Installation of the Project's new transmission line will help meet such increased power demand in the long-term. Finally, the Project will promote integration in the northeast region consistent with FERC policy to create a seamless transmission grid in the U.S. and eliminate barriers to the freer flow of energy. For HQ, the Project fits well into its overall international strategy of becoming a multi-service electric and gas utility in the northeastern United States and eastern Canada.

               b.   Economic and Coordinated Operation

                    The combined system must be capable of being economically operated as a single interconnected and coordinated system under normal conditions. All scheduling and functional control of the Project's transmission facilities will be coordinated with the New York ISO (and ISO NE), which "operates the combined transmission assets of its participants as a single electrical system, ensuring that transmission capacity is provided to enable the market to function." See Energy East 2002 Order.

               c.   Single Area or Region

                    The system must be confined in its operations to a single area or region. In the Gaz Metropolitain Order, the SEC opined that integration may be achieved across a region comprising the northeastern United States and Eastern Canada. Actual physical transmission interconnections and historical and continuing energy flows within the region support a finding that this broader region is a "single area" within the meaning of Section 2(a)(29)(A). As described above, the Project's transmission operations will be conducted within the northeastern U.S. electric market, which includes the New York ISO regional market. In addition, HQ's other electric operations, including its interest in the Bucksport generation facility and the transactions of its power marketer, are in the northeastern region of the United States. Thus, the HQ system as a whole operates within a single area.

               d.   Impairment

                    Fourth, the system must not be so large as to impair the advantages of localized management, efficient operation and the effectiveness of regulation. Satisfaction of these elements of the integration standard has historically and is currently demonstrated by the organization of single state operating subsidiaries. Here, CSC NY is a special purpose entity that has developed, designed, constructed and owns the Project. CSC NY holds the transmission assets in New York, subject to the regulatory jurisdiction of New York State insofar as it has jurisdiction over the business and affairs of CSC NY. As discussed elsewhere in this Application, most day-to-day management and control of the Project will be undertaken by the New York ISO and ISO NE, with LIPA making many decisions with respect to scheduling and usage. CSC NY's role, therefore, is more limited than would be the case with a vertically integrated utility operating in the State of New York. Nonetheless, CSC NY will maintain its principal office in New York post-commercial operation of the Project and will have adequate competent personnel on site and available to it through TEUS to fulfill its obligations to its local constituencies. In addition, there is strong public and regulatory support for the Project, evidenced by FERC approval of the Project, as well as approval by the New York regulatory agencies. In fact, all required regulatory approvals have been obtained except for SEC approval of the Transaction. Pursuant to the recommendations contained in the June 1995 report issued by Staff entitled "The Regulation of Public Utility Holding Companies," the fact that all other regulatory approvals have been obtained is significant as Staff stated therein "where the affected state and local regulators concur, the [Commission] should interpret the integration standard flexibly to permit non-traditional systems [such as the Project] if the standards of the Act are otherwise met." Further, no impairment of the effectiveness of federal and state regulation is anticipated in light of the small size of the Project (330 MW) compared with the existing transmission infrastructure in the New York market (approximately 30,000 MW peak load) that is already subject to managerial and regulatory oversight by the New York ISO.

                    With respect to whether the Project must be integrated with VGS, HQ's indirect subsidiary in Vermont, the SEC has already found that VGS is integrated within the HQ system generally. See Gaz Metropolitain Order. VGS is not connected to any source of gas supply in the U.S. and is totally dependent on Canada for its supply of natural gas. Because of this unique situation, substantial lost economies would be created if HQ were required to divest VGS, as discussed previously. We note that HQ does not legally have the power to cause VGS' divestiture because of its lack of actual control over the decision-making process at Noverco or Gaz Metropolitain. VGS will remain (a) completely separate from the Project, both operationally and with respect to its management and (b) subject to the same local Vermont regulation as in the past.

                    Overall, the Transaction will produce both quantitative and qualitative economies and efficiencies and will result in the creation of an economically integrated and efficient transmission system in the northeastern United States. HQ believes that its development and ownership of the Project is a critical and integrated component of its U.S. transmission strategy of constructing and operating merchant and independent transmission projects in areas where transmission systems are congested. The need for increased investment in the nation's transmission infrastructure has been well-documented and much commented upon by the FERC and others. HQ, through TEUS and the Project, has partially filled a void and has aided not only itself, but all participants in the electric industry and their consumers.

          7.   Section 10(f)

               Section 10(f) prohibits the SEC from approving the Transaction unless the Commission is satisfied that the Transaction will be undertaken in compliance with applicable state laws. As described in Item 4 of this Application-Declaration, the Transaction will be completed in compliance with the laws of the State of New York.

     B.   Exemption of TransEnergie U.S. Ltd.

          1.   Section 3(a)(1)

               TEUS respectfully submits that it should be granted, by Commission order, an exemption under Section 3(a)(1) of the 1935 Act. Section 3(a)(1) makes available an exemption from all of the provisions of the 1935 Act (except for Section 9(a)(2) thereof) to a "holding company" if:

               such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominately intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

               The focus of the intrastate inquiry for the purpose of Section 3(a)(1) is on TEUS' public utility activities. Since CSC NY is TEUS' only public utility, the issue is whether CSC NY is predominantly intrastate in character and whether it carries on its business substantially in a single state. TEUS satisfies the requirements for an intrastate exemption upon commercial operation of the Project because CSC NY is a New York company that will derive all of its revenues from the sale of transmission capacity to one customer only, LIPA. LIPA is located in New York and sells electricity to retail customers in New York only.

     2.   Public Policy Considerations

               Section 3(a) of the 1935 Act provides that, if an applicant satisfies the objective requirements for an exemption, the applicant shall be granted the exemption, "unless and except insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors or consumers." In assessing whether a proposed exemption is "detrimental," the Commission has focused upon the presence of state regulation, establishing that federal intervention is unnecessary when state control is adequate. See KU Energy Corp., Holding Co. Act Release No. 25409 (Nov. 13, 1991); CIPSCO, Inc., Holding Co. Act Release No. 25152 (Sept. 18, 1990). The Commission should find that sufficient safeguards exist under state law to ensure that no potential adverse consequences would occur as a result of the Transaction. Upon completion of the Transaction, TEUS will be regulated under the utility laws of the State of New York and will be subject to FERC jurisdiction. In addition, granting TEUS the exemption would not be detrimental to the public interest or the interests of investors or consumers because commercial operation of the Project will not affect retail customers or investors.

     C.   Exemption of Hydro-Quebec

          1.   Section 3(a)(5)

               HQ is the parent company of TEUS, the holding company that directly owns 100% of the Class A membership interests of CSC NY./7 TEUS' Class A membership interest constitute voting securities within the meaning of Section 2(a)(17) of the 1935 Act. Accordingly, HQ will, prima facie, be presumed to be a holding company under Section 2(a)(7)(A) of the 1935 Act when the Project commences commercial operation. HQ, however, is a Quebec corporation that qualifies for exemption under Section 3(a)(5) since its operations are essentially foreign in nature and no material part of its income is directly or indirectly derived from any "subsidiary company" within the meaning of Section 2(a)(8), the principal business of which within the United States is that of a public utility company.

               Section 3(a)(5) of the 1935 Act directs the SEC "unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors and consumers," to exempt from registration any holding company, and every subsidiary thereof, if such holding company "is not, and derives no material part of its income, directly or indirectly, from any one or more subsidiary companies which are, a company or companies the principal business of which within the United States is that of a public-utility company" (emphasis added). As a matter of law and established SEC precedent under the 1935 Act, the fact that HQ is a foreign corporation does not preclude its qualification for exemption under Section 3(a)(5) so long as HQ satisfies the requirements for such an exemption. See AES Corporation, Holding Co. Act Release No. 27063 (Aug. 20, 1999) ("AES 1999"); Gaz Metropolitain Order; The Consumers Gas Company, Holding Co. Act Release No. 14956 (Oct. 17, 1963) (granting a
Section 3(a)(5) exemption from the Act, except Section 9(a)(2), to a Canadian holding company with both (i) Canadian subsidiary companies that owned and operated gas transmission and/or distribution facilities in Canada, and (ii) a wholly owned domestic utility that owned and operated such facilities in New
York).

               Historically, in making a determination of materiality for purposes of an exemption under Section 3(a)(5), the SEC has required the subject utility operations to be small, both in a "relative" sense (i.e., not material to the holding company applicant) and in an "absolute" sense. See AES 1999; AES Corporation, Holding Co. Act Release No. 27363 (Mar. 23, 2001). While this approach is primarily intended to ensure that the exemption is not available to a company with a large utility business and a total business that is predominantly non-utility in nature simply because the non-utility holdings dwarf the utility operations, this issue does not arise in the case of HQ, which invests in transmission projects throughout the world and markets transmission expertise and services internationally. As a practical matter, the SEC has relied on a comparison of gross revenues (the "gross-to-gross" test) in determining what is a material part of income. In AES 1999, however, the SEC concluded that the AES subsidiary that

--------
7 As described above, HQ holds its interest in TEUS through TEI, an intermediate company.

contributed 10.35% of the holding company's net operating revenues in 1998 was not material for purposes of exemption under Section 3(a)(5).

               HQ develops transmission facilities in Quebec and indirectly outside of Quebec. HQ's 1935 Act jurisdictional utility operations in the U.S. are small in a relative sense: the Project will be HQ's first electric utility investment in the United States and, therefore, there are zero historical U.S. utility revenues from the Project for purposes of this analysis. Through TEUS, HQ's 75% economic interest in the Project and HQ's indirect economic interest in St. Lawrence Gas and VGS will constitute the only revenue it derives, directly or indirectly, from any subsidiary company the principal business of which within the United States is that of a public utility. As reflected in Figure 1 below, HQ's net operating revenues attributable to its U.S. public utility subsidiaries falls below the 10.35% ratio in AES 1999.

Figure 1
                                                                     12/31/2002
                                                                 (in U.S. dollars)
------------------------------------------------------ ---------------------------------------
Gross Revenues                                                                       %
------------------------------------------------------ ---------------------------------------
CSC NY (2003 estimate) *                                                   $21,043,000
------------------------------------------------------ ---------------------------------------
Vermont Gas Systems                                         (To be filed by amendment)
------------------------------------------------------ ---------------------------------------
St. Lawrence Gas ** $200,000
------------------------------------------------------ ---------------------------------------
Total public utility companies                              (To be filed by amendment)
------------------------------------------------------ ---------------------------------------
Total HQ consolidated                                                   $9,101,400,000
====================================================== =======================================
Operating Revenues                                                                   %
------------------------------------------------------ ---------------------------------------
CSC NY (2003 estimate) *                                                   $21,043,000
------------------------------------------------------ ---------------------------------------
Vermont Gas Systems                                         (To be filed by amendment)
------------------------------------------------------ ---------------------------------------
St. Lawrence Gas ** $200,000
------------------------------------------------------ ---------------------------------------
Total public utility companies                              (To be filed by amendment)
------------------------------------------------------ ---------------------------------------
Total HQ consolidated                                                   $6,626,200,000
====================================================== =======================================
Net Income                                                                           %
------------------------------------------------------ ---------------------------------------
CSC NY (2003 estimate) *                                                    $4,500,000
------------------------------------------------------ ---------------------------------------
Vermont Gas Systems                                         (To be filed by amendment)
------------------------------------------------------ ---------------------------------------
St. Lawrence Gas ** (Not available)
------------------------------------------------------ ---------------------------------------
Total public utility companies                              (To be filed by amendment)
------------------------------------------------------ ---------------------------------------
Total HQ consolidated                                                   $1,068,200,000
====================================================== =======================================
Assets                                                                               %
------------------------------------------------------ ---------------------------------------
CSC NY (2003 estimate) *                                                  $135,000,000
------------------------------------------------------ ---------------------------------------
Vermont Gas Systems                                         (To be filed by amendment)
------------------------------------------------------ ---------------------------------------
St. Lawrence Gas ** $404,000
------------------------------------------------------ ---------------------------------------
Total public utility companies                              (To be filed by amendment)
------------------------------------------------------ ---------------------------------------
Total HQ consolidated                                                 $41,354,600,000
------------------------------------------------------ ---------------------------------------

* This number reflects the first year (12 full months) of operating activity for CSC NY assuming the Project was in commercial operation for one year. Net income for CSC NY is calculated as earnings before taxes for purposes of comparison only. Note that the same amount is used for gross revenues and operating revenues because CSC NY does not incur costs for fuel or purchased gas or electricity sold to third parties.

** This number is calculated as 4.04% (HQ's indirect economic interest in St. Lawrence Gas) of consolidated revenues (under $5 million) and total assets (under $10 million). This methodology is consistent with the pro rata consolidated basis used by AES in AES 1999. Note that the same amount is used for gross revenues and operating revenues for purposes of this comparison only.

               In absolute terms, HQ's gross revenues from the Project will still be significantly smaller than the domestic utility found to be impermissibly large in Electric Bond and Share Co., 33 S.E.C. 21 (1952) ("Electric Bond and Share"). The domestic utility in the Electric Bond and Share order distributed natural gas in Louisiana, Texas and Mississippi and operated the second largest gas distribution system in the region. Within the three-state region in which it operated, this utility served approximately 21.2% of all residential customers and accounted for 19.2% of total gas revenues of the holding company. HQ currently serves approximately 34,000 gas customers in Vermont through VGS, which contributes all of the gas revenues of HQ. In addition, HQ, through CSC NY, will serve only one customer upon commercial operation of the Project, LIPA, which sells electricity wholesale and at retail in the New York market (LIPA serves nearly 1.1 million retail customers). Therefore, HQ's operations in New England through VGS still compare favorably to that of competitors such as National Grid USA, which serves approximately 1.7 million customers in the New England region. Similarly, HQ's proposed transmission operations in Long Island through CSC NY's transmission facilities will also compare favorably (assuming one wholesale customer or 1.1 million retail customers of LIPA) to that of other New York ISO utilities such as Consolidated Edison Company of New York, Inc., which serves more than 3 million electric customers in the New York area. See Figure 2 below for a comparison of HQ's revenues and assets through TEUS, CSC NY, VGS and St. Lawrence Gas with other New York ISO and ISO NE members. Since HQ's combined customer base and commercial operations are smaller in size relative to other utilities, whether considered on a state or regional basis, HQ satisfies the materiality test and qualifies for an exemption under Section 3(a)(5).

Figure 2
======================================================= ============================ =======================
                     Company Name                           Operating Revenues*          Total Assets*
                                                                (in '000')                 (in '000')
======================================================= ============================ =======================
New York ISO
------------------------------------------------------- ---------------------------- -----------------------
Consolidated Edison, Inc. 3 @                                      $9,633,962             $16,996,111
 - Consolidated Edison Company of New York, Inc.
------------------------------------------------------- ---------------------------- -----------------------
Northeast Utilities 3 @                                             $6,873,826             $10,241,409
 - Public Service Company of New Hampshire
------------------------------------------------------- ---------------------------- -----------------------
KeySpan Corporation 2 @                                           $6,633,115  +            $11,789,606
------------------------------------------------------- ---------------------------- -----------------------
National Grid USA 3 @                                               $3,839,900              $7,553,900
 - Niagara Mohawk Power Corporation A                                 $689,700             $12,177,700

------------------------------------------------------- ---------------------------- -----------------------


                                       27



======================================================= ============================ =======================
                     Company Name                           Operating Revenues*          Total Assets*
                                                                (in '000')                 (in '000')
======================================================= ============================ =======================
Energy East Corporation 3                                           $3,759,787              $7,269,232
 - New York State Gas & Electric Corporation
------------------------------------------------------- ---------------------------- -----------------------
Long Island Power Authority 1                                       $2,367,900              $8,078,046
------------------------------------------------------- ---------------------------- -----------------------
New York Power Authority 1                                          $2,016,021              $5,258,767
------------------------------------------------------- ---------------------------- -----------------------
Rochester Gas & Electric Corporation 3 B                            $1,530,492              $2,511,155
------------------------------------------------------- ---------------------------- -----------------------
National Fuel Gas Company 2 @                                       $2,100,352              $3,445,566
 - National Fuel Gas Distribution Corporation
------------------------------------------------------- ---------------------------- -----------------------
Central Hudson Gas & Electric Corporation 3                           $539,133                $905,253
------------------------------------------------------- ---------------------------- -----------------------
Corning Natural Gas Corporation 2                                      $24,121                 $29,330
------------------------------------------------------- ---------------------------- -----------------------

============================================================================================================
ISO NE
------------------------------------------------------- ---------------------------- -----------------------
Northeast Utilities 3                                               $6,873,826             $10,241,409
 - Connecticut Light and Power Company
 -  Public Service Company of New Hampshire
------------------------------------------------------- ---------------------------- -----------------------
National Grid USA 3 @                                               $3,839,900              $7,553,900
 - Massachusetts Electric Company                                   $2,033,100              $2,884,300
 - Narragansett Electric Company                                      $731,900              $1,456,900
 - New England Power Company                                          $560,400              $2,740,200
 - Granite State Electric Company                                      $79,200                 $93,100
------------------------------------------------------- ---------------------------- -----------------------
NiSource, Inc. 3 @                                                  $3,403,400             $17,374,100
 - Northern Utilities Company
------------------------------------------------------- ---------------------------- -----------------------
NSTAR 3 @                                                           $3,191,836              $5,328,191
 - Boston Edison Company
 - Cambridge Electric Company
 - Canal Electric Company
 - Commonwealth Electric Company
------------------------------------------------------- ---------------------------- -----------------------
UIL Holdings Corporation 3                                         $1,085,846               $1,863,931
 - The United Illuminating Company
------------------------------------------------------- ---------------------------- -----------------------
Central Maine Power Company 1                                         $815,050              $1,865,800
------------------------------------------------------- ---------------------------- -----------------------
Citizens Communication Company 3 @                                    $639,549              $1,107,937
------------------------------------------------------- ---------------------------- -----------------------
Central Vermont Public Service Corporation 1                          $302,476                $521,674
------------------------------------------------------- ---------------------------- -----------------------
Bangor Hydro-Electric Company 1                                       $217,579                $678,244
------------------------------------------------------- ---------------------------- -----------------------
Unitil Corporation 3 @                                                $207,022                $376,762
 - Concord Electric Company
 - Exeter & Hampton Electric Company
 - Fitchburg Gas and Electric Company
------------------------------------------------------- ---------------------------- -----------------------
BayCorp Holdings, Ltd. 1                                               $79,480                $174,272
 - Great Bay Power Corporation
------------------------------------------------------- ---------------------------- -----------------------
Maine Public Service Company 1                                         $47,551                $143,334
------------------------------------------------------- ---------------------------- -----------------------
Hingham Municipal Lighting Plant 1                                     $16,700                 $24,782
------------------------------------------------------- ---------------------------- -----------------------
Belmont Municipal Light Department 1                                   $11,829                 $11,783
------------------------------------------------------- ---------------------------- -----------------------
TEUS, CSC NY, VGS and St. Lawrence Gas* C                           [$26,770]               [$273,995]
[numbers exclude VGS]
======================================================= ============================ =======================

* Amounts for calendar year ending 12/31/01, except for the following: National Grid USA - 3/31/2002; National Fuel Gas Company - 9/30/2001; Corning Natural Gas Corporation

     - 9/30/2001; CSC NY - first year (12 full months) of estimated operating activity; and TEUS - 12/31/2002.
1    Electric Company
2    Gas Company
3    Combination Utility (electric and gas)
@    Multi-state figures
A Amounts reflected for Niagara Mohawk Holdings, Inc. (holding company of Niagara Mohawk Power Corporation)
B Amounts reflected for RGS Energy Group ("RGS Energy"). RGS Energy merged with Energy East Corporation effective June 28, 2002
C Calculated as 4.04% (HQ's indirect economic interest in St. Lawrence Gas) of consolidated operating revenues (under $5 million) and total assets (under $10 million).

          2.   Public Policy Considerations

               Beyond the objective criteria set forth in Section 3(a)(5) and precedent, the Commission must also consider whether the proposed exemption would be detrimental to the public interest or the interest of investors or consumers. In this case, HQ operates almost exclusively foreign utility operations that do not affect captive U.S. ratepayers, and the commercial operation of the Project will affect no retail customers or investors.

               The Project will also be fully regulated by the FERC and the State of New York in which CSC NY holds the Project's New York assets. The Project's operations will be subject to the functional control and oversight of the New York ISO (which ensures open and non-discriminatory access within the New York energy market) and ISO NE. Further, the Project has no public debt and there are no equity investors in the Project other than affiliates of HQ and UIL, both of whom are large, sophisticated regulated utilities. Finally, the Project and its owners bear 100% of the risk associated with the construction, ownership and operation of the Project and the Project has no right or ability to recover its costs directly from public consumers. Thus, the U.S. public interest is not sufficiently implicated to warrant regulation under the 1935 Act and the SEC should grant HQ an exemption under Section 3(a)(5).

               As a matter of public policy, the case for granting HQ an exemption is compelling. When Congress enacted the 1935 Act, the business of an electric utility company consisted of a combination of services bundled within a single commercial transaction. These services included, and still include, the generation, transmission and distribution of electric energy. Unlike the traditional "electric utility," however, the Project will provide transmission service separate from the sale of electric energy, the commodity. In fact, the provision of electric transmission service is a separate business from the sale of electricity itself. For example, in the natural gas industry, pipeline companies sell transportation capacity rights unbundled from the delivery of gas to consumers. With Order No. 436, the FERC mandated that pipelines sell transportation service on an "open-access," equal-terms basis to break up pipeline monopoly power and promote competition. Order No. 436, Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol, FERC Stats. & Regs.P. 30,665 (1985),
modified, Order No. 436-A, FERC Stats. & Regs.P. 30,675 (1985), modified further, Order No. 436-B, FERC Stats. & Regs.P. 30,688 (1985), reh'g denied, Order No. 436-C, 34 FERCP. 61,404 (1985), reh'g denied, Order No. 436-D, 34
FERCP. 61,405 (1985), reconsideration denied, Order No. 436-E, 34 FERCP. 61,403
(1985) (requiring interstate pipelines to transport gas for all shippers on a non-discriminatory basis). The FERC's mandate recognized the primary business of pipeline companies as transportation services, which included sales of transportation capacity separate from the gas delivery service. Like gas pipelines, the Project will facilitate the transmission of electric energy through sales of transmission capacity rights to wholesale energy providers, a business that is distinguished from the business of selling and delivering electricity to retail or wholesale consumers.

               Historically, the FERC's efforts to unbundle gas pipeline sales from transportation, with Order No. 636, created two separate and distinct businesses. Order No. 636, Pipeline Service Obligations and Revisions to Regulations, Governing Self Implementing Transportation Under Pan 284 of the Commission's Regulations; and Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol, III FERC Stats. & Regs.P. 30,939 (1992), modified, Order No. 636-A, III FERC Stats. & Regs.P. 30,950 (1992), reh'g denied, Order No. 636-B, 61 FERCP. 61,272 (1992) (requiring pipelines to unbundle sales and transportation services and provide a no-notice transportation service to replace the traditional pipeline sale).

               SEC precedent is consistent with this regulatory trend, recognizing companies engaged in the delivery of gas as operators of a "business other than the business of a gas utility company." 15 U.S.C.ss.79b(a)(4) (defining a gas utility company" as "any company which owns or operates facilities used for the distribution at retail . . . of natural gas"). In Mustang Fuel Corporation, Holding Co. Act Release No. 35-24174 (Aug. 28, 1986), the SEC declared that Mustang Fuel Corporation ("MFC") was not a gas utility under Section 2(a)(4) of the 1935 Act, noting that MFC's gas transportation business consisted mainly of using its pipeline to gather and transport natural gas for interstate pipelines. In declaring MFC "not a gas utility company" within the meaning of the 1935 Act, the SEC stated that gas transportation was a "non-utility" business. See also, MGTC, Inc., Holding Co. Release No. 35-23648 (Apr. 2, 1985) (declaring that the owner and operator of an intrastate natural gas pipeline was not a gas utility company under Section 2(a)(4); ENSERCH Gas Transmission Co., Holding Co. Release No. 23515 (Dec. 4, 1984) (declaring that the company's plans to operate a subsidiary almost exclusively as a transportation business did not render the entity a gas utility company under the Act). Since a gas pipeline and a merchant transmission facility both serve as conduits through which a commodity (gas or electricity) is delivered to another party, and a gas pipeline company is not deemed a gas utility under the 1935 Act, we believe that the logical conclusion is to accord the same 1935 Act regulatory treatment to stand-alone transmission companies.

               The sale of electricity is a key "business" activity of any electric utility company. Chevron U.S.A., Inc. ("Chevron USA") sought and obtained a no-action letter from Staff on this premise. Chevron U.S.A., Inc., SEC No-Action Letter (Sep. 13, 2000). In Chevron USA, Staff noted that Chevron Phillips Chemical, LP ("CPC"), a


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


50%-owned subsidiary of Chevron USA, engaged mainly in manufacturing and chemical marketing activities. Staff concluded that CPC was "primarily engaged in one or more businesses other than the business of an electric utility," stating that CPC will not "make, book or receive any proceeds or economic benefit from any sales of electric energy." Id. Like CPC, the Project will not derive any part of its income from sales of electric energy transmitted across its undersea cable system.

               The pricing scheme for the Project also distinguishes it from a traditional electric utility. Typically, the costs associated with the bundled services of an electric utility are recoverable from ratepayers, thereby mitigating the risks borne by utility investors. The Project, however, will be a merchant transmission facility, and the owners will bear full market and stranded cost risks in selling transmission capacity rights. Investors will rely solely on market buyers of transmission capacity to recover the cost of their investment and earn a return. Consequently, the market-based rate associated with a merchant transmission facility is far more analogous to a merchant generation plant than to a traditional transmission investment that provides for cost recovery through mandatory cost-of-service-based rates. In today's regulatory environment, merchant generation is a separate business compared with that of a fully integrated utility. Consequently, although we believe that CSC NY should not be treated as an "electric utility company" for purposes of the 1935 Act upon commercial operation of the Project, this issue does not need to be determined to grant an exemption because 1935 Act policy and precedent both support exemption from the Act's registration requirements for any holding company engaged in merchant transmission activities so long as that company would otherwise qualify for exemption under Section 3(a) of the 1935 Act. In other words, the nature of merchant transmission is such that, as a policy matter, exemption ought not to be denied under the "unless and except" clause of
Section 3(a) where the objective criteria for exemption are met.

               An "electric utility company" under Section 2(a)(3) of the Act is "any company which owns or operates facilities used for the . . . transmission .
.. . of electric energy for sale . . . ." A strict reading of the statute suggests that a company must both own/operate a facility and sell electric energy to be designated an "electric utility company." Clearly, CSC NY will own and operate a transmission cable, a utility asset. CSC NY, however, will not take title to, or sell, electricity. Not even the resale of transmission rights is within the control of CSC NY since this activity will be performed by or for the benefit of LIPA pursuant to the LIPA Off-take Agreement./8 Although the 1935 Act does not specifically define "sale," Staff has focused on "title to electricity" as a significant factor in determining whether an entity is an electric utility company. For example, in Chevron USA's no-action letter, Staff stated that the term "generally involves the passing of title or ownership from one party to another." Since Chevron's subsidiary would not have taken title to the electricity passing through its substation, or resell any energy it purchased, Staff concluded that CPC did not transmit energy for sale.

--------
8 We believe that the sale of a majority of the transmission rights on an interconnection by the owner of the transmission line does not mean "engaged in the business of an electric utility company" and, therefore, falls outside the definition of an "electric utility company" within the meaning of Section 2(a)(3) of the 1935 Act.

               In a similar no-action letter for El Paso Natural Gas Company ("El Paso"), Staff stated that "the common understanding is that a sale involves a transfer of title for price." El Paso Natural Gas Co., SEC No-Action Letter (Jan. 28, 1992). Since El Paso's purchases of electric power was for its own consumption, and it did not resell this power, Staff concluded that there was no transfer of title, and consequently no sale. In the instant situation, CSC NY will not take title to any electricity transmitted since buyers of the Project's transmission capacity will retain title to all electric energy flowing through the New York terminal. See also, NIPSCO Indus., SEC No-Action Letter (Jan. 19.
1996) (Staff concluded that the transaction did not involve the transfer of title because the consumer of the electricity produced was also the supplier of the steam used to generate the electricity by the NIPSCO subsidiary, and thus NIPSCO did not take title to the electric energy it produced); Occidental Chemical Corp. ("OCC"), SEC No-Action Letter (Apr. 6, 1988) (Staff concurred with OCC's opinion that it was not an "electric utility company" under the Act by virtue of supplying electricity to an adjacent facility at cost because title to the electricity never transferred to OCC's neighbor).

               When Congress enacted the 1935 Act, it contemplated that electric utilities were in the business of selling electric power to customers for a price. SEC precedent is consistent with this notion of "for sale" as "for a charge." For example, in an SEC Staff Interpretive Letter for Southern California Edison Co. ("Edison"), Staff noted that Edison and investors owned a coal gasification facility and an electric generator. Southern California Edison Co., SEC Staff Interpretive Letter (Jan. 9, 1980). Edison supplied the facility with coal and paid investors a fee for the facility to convert the coal into electricity. Edison then sold the electricity, which it owned, to its customers. Staff concluded that this arrangement was a sale under Section 2(a)(3) of the Act, citing two factors. First, Edison paid investors a transaction fee, which included a component to insure investors a rate of return on their investment. Staff considered this fee a payment for energy generated by the facility. Second, Staff interpreted "sale" as "for a price," and applied this meaning to Edison's sale of electricity to its customers. Unlike the facts in Edison, the Project will not make sales of electricity to any third party. As a result, the Project is distinguishable from Edison's circumstances.

               The legislative purpose of the 1935 Act was to eliminate the "evils" associated with the public-utility holding company structure. 15 U.S.C. ss. 79a(1)(c). This policy is reflected in the broad powers granted the SEC to compel the registration, simplification, and elimination of holding companies, and to regulate the transactions and acquisitions of holding companies to assure the maintenance of integrated public-utility systems. Even as a subsidiary of an exempt holding company system, the Project will still be subject to FERC regulation under the Federal Power Act and state regulation in New York. The abuses that are generally associated with an electric utility regulated by the 1935 Act will be minimized by the Project's ownership structure. The 1935 Act seeks to protect the "interest of investors in the securities of holding companies and their subsidiary companies and affiliates . . . ." 15 U.S.C. ss.
79a(1(b). Since the Project will have only private owners who will assume full market risks associated with the facility, and no public investors whatsoever, registration is unnecessary.

               Moreover, regulation of the Project under the 1935 Act will hinder competition and increased efficiency in the electric power market. As the NEPD Group observed in its report to the President, "[in 1935] transmission facilities were not interstate and there was virtually no interstate commerce in electricity. Congress did not anticipate the development of an interstate and international transmission system." REPORT OF THE NATIONAL ENERGY POLICY DEVELOPMENT GROUP, at 7-7 (May 2001). With the recent restructuring of the electric power industry, new participants have been entering the competitive marketplace. These include power marketers, which sell energy with no associated facilities, and the Project's merchant transmission facility that will own and operate utility-type assets, but will not sell energy./9 Like power marketers, a merchant transmission company will be a new participant in the electricity market, offering capacity purchasers new options and greater flexibility. The imposition of regulatory barriers on such an entrant will have an anti-competitive effect. In Electric Clearinghouse, Staff seemed to concur with this viewpoint: "any determination by the SEC that power marketers are electric utilities would have a chilling effect on the development of a competitive electric power industry." A similar argument can be made for the merchant transmission business, which one FERC Commissioner called "novel," "innovative," and "a positive development for [the] region." Proposed Merchant Transmission Line Draws FERC Praise and Approval, INSIDE F.E.R.C., Jun. 5, 2000 (quoting FERC Commissioner Linda Breathitt). Thus, the Project's owners should be exempt from registration, as the new transmission interconnection will promote a competitive electric power market that will ultimately benefit retail consumers in Long Island.

Item 4. Regulatory Approvals

     A.   Federal Approvals

          As an interstate transmission facility, the Project is fully regulated by the FERC under the Federal Power Act. Although the Project did not seek, and does not have, authorization to sell electricity, it proposed to the FERC that it would conduct an "open season" and negotiate with bidders to establish the terms of service, including the duration and amounts of the facility's transmission rights and price. The Project received a number of offers and ultimately accepted the LIPA offer for 100% of the Project's transmission rights. The price to be paid by LIPA under this arrangement was negotiated at arm's-length. The FERC granted negotiated rate authority to the Project on June 1, 2000 and approved the Project's open season process and outcome on December 15, 2000. Copies of the FERC petition and approval order are included as Exhibits D-1 and D-2 to this Application-Declaration.

          In addition to the foregoing, the Project is subject to the functional control and oversight of the New York ISO and ISO NE, until the commencement of operation of

--------
9 These entities were not contemplated within the definitional parameters of an "electric utility company" when Congress passed the 1935 Act. Indeed, when the legislature enacted the statute, it did not envision utility companies operating outside a rate-making structure and without physical utility assets.

a FERC-approved RTO covering the broader region in which the Project operates. Submission of the Project to the control of an RTO is one of the conditions set forth by the FERC in its approval of the Project.

          The U.S. Army Corps of Engineers (the "Corps") also issued a permit to construct the Project under Sections 404 and 410 of the Clean Water Act. The application and approved permit on file with the Corps are included as Exhibits D-3 and D-4 to this Application-Declaration.

     B.   State Approvals

          The Project is regulated under applicable laws and regulations of the States of Connecticut and New York, including as to state regulatory, siting and environmental matters. All regulatory approvals by the New York and Connecticut authorities have been received. The New York Public Service Commission approved CSC NY's application for a Certificate of Environmental Compatibility and Public Need in connection with construction of the Project. This application was supported by the New York State Department of Environmental Conservation in a formal Statement of Support. In the State of Connecticut, (i) the Connecticut Department of Public Utility Control approved the method and manner of construction of the Project, (ii) the Connecticut Siting Council approved the application for a Certificate of Environmental Compatibility and Public Need and
(iii) the Connecticut Department of Environmental Protection ("DEP") issued a Memorandum of Decision approving the issuance of a permit for the Project. Copies of the application and approval orders on file with the New York regulatory authorities are included as Exhibits D-5, D-6, D-7, D-8 and D-9 to this Application-Declaration. The application and approval orders on file with the Connecticut regulatory authorities are included as Exhibits D-10, D-11, D-12, D-13 and D-14 to this Application-Declaration. While there is currently some litigation involving proposed modification to the DEP permit, Applicants intend to comply with all state permits issued for the Project, consistent with the outcome of any litigation regarding those permits.

Item 5. Procedure

          Applicants respectfully request that the Commission issue and publish the requisite notice under Rule 23 with respect to the filing of this Application-Declaration as soon as practicable, and issue an order of the Commission granting and permitting this Application-Declaration to become effective as soon as the rules permit after the end of the required notice period. There should not be a waiting period between the issuance of the Commission's order and the date on which it is to become effective. Applicants waive a recommended decision by a hearing or other responsible officer of the Commission for approval of the Transaction and consent to the Division of Investment Management's assistance in the preparation of the Commission's decision.

Item 6. Exhibits and Financial Statements

A.       Exhibits

          A-1 Articles of Organization of Cross-Sound Cable Company (New York), LLC. (To be filed by amendment).

          A-2 Limited Liability Company Agreement of Cross-Sound Cable Company (New York), LLC. (To be filed by amendment).

          A-3 Ownership Structure Chart of Cross-Sound Cable Project. (To be filed by amendment).

          B-1 Transmission System Operation and Maintenance Agreement between Cross-Sound Cable Company, LLC and TransEnergie U.S. Ltd. (Confidential treatment requested.)

          B-2 Firm Transmission Capacity Purchase Agreement between TransEnergie U.S. Ltd. and LIPA (LIPA Off-take Agreement). (Confidential treatment requested).

          B-3 Intercompany Loan Agreement dated February 27, 2003. (Confidential treatment requested.)

          C    None.

          D-1 FERC Petition of TransEnergie U.S. Ltd. for Order Accepting Tariff for Transmission Interconnector and Granting Related Authorizations and Waivers.

          D-2 FERC Order Approving Tariff for Transmission Interconnector Subject to Conditions.

          D-3 Application of Cross-Sound Cable Company LLC to U.S. Army Corps of Engineers for Permit to Construct Cable.

          D-4 Permit issued by U.S. Army Corps of Engineers to Construct Cross-Sound Cable.

          D-5 Application of Cross-Sound Cable Company (New York), LLC for a Certificate of Environmental Compatibility and Public Need filed with the New York Public Service Commission.

          D-6 Statement of Support by the New York State Department of Environmental Conservation regarding Application of Cross-Sound Cable Company (New York), LLC for a Certificate of Environmental Compatibility and Public Need.

          D-7 Opinion and Order by the New York Public Service Commission Granting Certificate of Environmental Compatibility and Public Need to Cross-Sound Cable Company (New York), LLC.

          D-8 Opinion and Order by the New York Public Service Commission Granting Approval of the First Segment of the Environmental Management and Construction Plan.

          D-9 Opinion and Order by the New York Public Service Commission Approving Partial Transfer of Certificate of Environmental Compatibility and Public Need to the Long Island Power Authority and Granting Approval of the Remaining Segments of the Environmental Management and Construction Plan.

          D-10 Petition of Cross-Sound Cable Company, LLC for Approval of the
               Method and Manner of Construction filed with the Connecticut Department of Public Utility Control.

          D-11 Decision Approving the Method and Manner of Construction by the
               Cross-Sound Cable Company, LLC issued by the Connecticut Department of Public Utility Control.

          D-12 Declaratory Ruling by the Connecticut Department of Public
               Utility Control Regarding the Regulatory Status of TransEnergie U.S. Ltd.

          D-13 Decision and Order by the Connecticut Siting Council Approving
               Application for a Certificate of Environmental Compatibility and Public Need filed by Cross-Sound Cable Company, LLC.

          D-14 Memorandum of Decision by the Connecticut Department of
               Environmental Protection regarding Cross-Sound Cable Company, LLC's Request for a Permit.

          E Map of Transmission Operations and Interconnections in the United States.

          F    Opinion of Counsel. (To be filed by amendment).

          G    Form of Federal Register Notice. (To be filed by amendment).


     B.   Financial Statements

          FS-1A TransEnergie HQ, Inc. Consolidated Statement of Operations for the period ended December 31, 2002 and Balance Sheet as at December 31, 2002. (To be filed by amendment). (Confidential treatment requested).

          FS-1B TransEnergie US Ltd. Consolidated Statement of Operations for the period ended December 31, 2002 and Balance Sheet as at December 31, 2002. (To be filed by amendment). (Confidential treatment requested).

          FS-1C Cross-Sound Cable Company (New York), LLC [Projected Income
               Statement for the period ended _____________ and Balance Sheet as at _________________.] (To be filed by amendment). (Confidential treatment requested).

          FS-2A Hydro-Quebec Consolidated Statement of Operations for the three month period ended June 30, 2002 and Consolidated Balance Sheet as at June 30, 2002 (on file with the SEC).

          FS-2B Hydro-Quebec Consolidated Statement of Operations for the three month period ended September 30, 2002 and Consolidated Balance Sheet as at September 30, 2002 (on file with the SEC).

          FS-2C Hydro-Quebec Consolidated Statement of Operations for the three month period ended March 31, 2003 and Consolidated Balance Sheet as at March 31, 2003 (on file with the SEC).

          FS-2D Hydro-Quebec Consolidated Statement of Operations for the calendar year ended December 31, 2002 and Consolidated Balance Sheet as at December 31, 2002 (on file with the SEC).

          FS-3 Vermont Gas Systems, Inc. [Statement of Income for the period ended ____________ and Balance Sheet as at _____________.] (To be filed by amendment).

          FS-4 None.


Item 7. Information as to Environmental Effects

          The Transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The only federal actions related to the Transaction pertain to the Commission's approval of this Application-Declaration under the 1935 Act and the other regulatory approvals and actions described in Item 4 of this Application-Declaration. Consummation of the Transaction will not result in changes in the operations of HQ or UIL, or any of their respective subsidiaries that would impact on the environment. No environmental impact statement was required for the Project.

          At the state level, the New York State Public Service Commission ("NYPSC") and the Connecticut Siting Council each issued a Certificate of Environmental Compatibility and Public Need in connection with the Project on June 27, 2001 and January 3, 2002, respectively. The New York Department of Environmental Conservation granted approval of the Project through participation in the NYPSC Certificate Process and order pursuant to Article VII of the Public Service Law. In addition, the Connecticut Department of Environmental Protection issued a Memorandum of Decision approving the issuance of a permit for the Project on March 17, 2002. The U.S. Army Corps of Engineers issued a permit for construction on March 19, 2002, after consultation with the National Marine Fisheries Service under Sections 404 and 410 of the Clean Water Act.

                                    SIGNATURE

          Pursuant to the Public Utility Holding Company Act of 1935, the undersigned companies have caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.


                                   HYDRO-QUEBEC

                                   By:     /s/ Paul Robillard
                                   Name:   Paul Robillard
                                   Title:  Corporate Treasurer
                                   Date:   May 16, 2003


                                   TRANSENERGIE U.S. LTD.

                                   By:     /s/ Jeffrey A. Donahue
                                   Name:   Jeffrey A. Donahue
                                   Title:  President and Chief Executive
                                           Officer
                                   Date:   May 16, 2003


                                   CROSS-SOUND CABLE COMPANY (NEW YORK), LLC

                                   By:     /s/ Jeffrey A. Donahue
                                   Name:   Jeffrey A. Donahue
                                   Title:  Chairman and Chief Executive
                                           Officer
                                   Date:   May 16, 2003